EXHIBIT 99.1

Endeavour Silver Files NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State

VANCOUVER, British Columbia, Oct. 25, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces it has filed the 2021 feasibility study technical report entitled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico (“Technical Report”)”, prepared by Wood PLC and dated October 21, 2021 with an effective date of September 9, 2021. The report was prepared in accordance with National Instrument 43-101 and filed on SEDAR and EDGAR today. The report can be viewed on SEDAR at www.sedar.com and on the Company’s website, under the Mining Assets, Development section. The results of the Technical Report were previously announced in the Company’s news release dated September 9, 2021. Additional details and charts presented in the 2021 Feasibility Study webinar presentation are available (here) or on the Company website. There have been minor cost reallocations from the information provided in the September 9, 2021 news release, with no impact on the economic metrics.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to achieve its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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